Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

July 7, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that as of the date of this letter, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (the “Bank”) has approved the issuance of Class II Subordinated Notes for a total value of up to US$ 300,000,000, or the equivalent thereof in other currencies, under the Global Program for the Issuance of short-, medium- and/or long term notes for a maximum outstanding face value of up to US$ 600,000,000.

The Bank has also approved the use of the funds received from the placement of said Notes for the early redemption of the Subordinated Notes due in 2019, issued under the Global Program for the issuance of Notes of a maximum outstanding face value of up to US$ 2,000,000,000, and the early cancellation of other subordinated loans that were incurred.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com